EXHIBIT 99.1

TOP Ships Inc. Announces Underwriters' Partial Exercise of Over-Allotment Option

ATHENS, Greece, June 24, 2014 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) ("Top Ships" or the "Company"), an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products, today announced that the underwriters of its previously announced underwritten public offering of 10,000,000 common shares, and warrants to purchase 5,000,000 common shares, have partially exercised their option to purchase an additional 660,000 common shares from the Company at $2.00 per share, in addition to the previously announced partial exercise of this option to purchase 330,000 additional warrants, to cover over-allotments, bringing total gross proceeds from the offering to approximately $21,320,050 before deducting underwriting discounts and commissions and other offering expenses payable by the Company.

Aegis Capital Corp. served as the sole book-running manager of the offering.

The offering was made pursuant to a registration statement that was declared effective by the Securities and Exchange Commission (the "SEC") on June 6, 2014. A final prospectus relating to the offering is available on the SEC's website, www.sec.gov. Copies of the final prospectus may be obtained from Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY, 10019, telephone: 212-813-1010 or email: prospectus@aegiscap.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Top Ships Inc.

Top Ships Inc. is an international owner and operator of modern, fuel efficient "ECO" MR tanker vessels focusing on the transportation of petroleum products.

Top Ships Inc. currently owns one MR tanker, employed on a time charter, and has five newbuilding MRs, which are expected to be delivered to the Company between the first quarter of 2015 and the third quarter of 2016.

For more information about Top Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT: Jon Cunningham
         RedChip Companies, Inc.
         Tel: 1-800-RED-CHIP (733-2447), ext. 107
         Email: jon@redchip.com